Via Facsimile and U.S. Mail
Mail Stop 6010

February 26, 2008

Mr. Arthur E. Chandler
SVP & Chief Financial Officer
Harleysville Group Inc.
355 Maple Avenue
Harleysville, PA 19438-2297

**Re:     Harleysville Group Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2006
         Filed March 9, 2007
         Form 10-Q for the quarter ended June 30, 2007
         File No. 000-14697**

Dear Mr. Chandler:

We have completed our review of your Form 10-K and related filings and have no further
comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief